Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction
eLoyalty, LLC	Colorado, USA
Global One Insurance Company	Arizona, USA
Guidon Performance Solutions, Inc.	Arizona, USA
iKnowtion, LLC	Massachusetts, USA
Peppers & Rogers Group B.V.	Netherlands
Percepta, LLC	Delaware, USA
Revana, Inc.	Arizona, USA
TT International C.V.	Netherlands
Technology Solutions Group, Inc.	Illinois, USA
TeleTech Brasil Servicos Ltda.	Brazil
TeleTech Customer Care Management Costa Rica, S.A.	Costa Rica
TeleTech Customer Care Management (Ghana) Limited	Ghana
TeleTech Customer Care Management Philippines, Inc.	Philippines
TeleTech Europe B.V.	Netherlands
TeleTech Financial Services Management, LLC	Delaware, USA
TeleTech Government Solutions, LLC	Colorado, USA
TeleTech Healthcare Solutions, Inc.	Delaware, USA
TeleTech Mexico, S.A. de C.V.	Mexico
TeleTech New Zealand	New Zealand
TeleTech Services Corporation	Colorado, USA
TeleTech Technology Enabled Solutions, Inc.	Delaware, USA
WebMetro	California, USA